OAKLAND ROOTS AND SOUL SPORTS CLUB

Oakland First, Always


OUR TOWN.
YOUR TEAM.

oaklandrootssc.com Oakland, CA

Notable Angel | Ecommerce | B2C | Minority Founder | Entertainment

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. Oakland Roots & Soul Sports Club is the last, best hope for professional sports in Oakland.
2. First purpose driven pro soccer team in Oakland, CA.
3. "Coolest soccer team in the USA" (FourFourTwo Magazine) blending purpose, design, music, and sport.
4. Our teams win. Roots have reached playoffs every year. In Soul's debut season they reached playoffs.
5. Our game days mix Oakland culture, quality soccer, live music, local food, and passionate fans.
6. Diverse ownership group includes NFL legend Marshawn Lynch, global rap star G-Eazy and many others.
7. We're in USL, North America's biggest soccer league. Our games air on ESPN+, KTVU+, and TeleXitos.
8. Becoming an investor means you own equity and get to participate in our collective success.

Featured Investors



Jason Kidd Follow

en.wikipedia.org

""Growing up in Oakland made me who I am today. Participating in youth sports defined my journey and soccer was one of the first sports I played. We always had our athlete heroes from the Bay Area to look up to. Between my love for Oakland, the game of soccer, and my mission to create equality for female athletes in their respective sports, I knew I had to get involved with Oakland Roots and Soul so that all youth growing up in Oakland would always have a team in the city to support and aspire..."

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Marshawn Lynch Following

oaklandrootssc.com

"The Oakland Roots and Soul have been hella good examples of Town Bidness. They've been in the streets puttin in work, they've included the Town of da' past and the Town of da' future. Getting behind these teams is not just about them, it's about every sport team from the little ones at the park, to high school, college teams and so on. It gives our youth something to look up to and be proud of. We need that in da' Town now more than ever."



G-Eazy Follow

oaklandrootssc.com

"This is truly special...The Town can own the team that functions in their city. It's the first time it has happened in Oakland and I am excited to see others become owners too."



Jean Quan Follow

en.wikipedia.org

"I believe in community shared ownership for sports teams. The Oakland Roots & Oakland Soul reflect the progressive values of our city and family spirit of our diverse cultures"



Billie Joe Armstrong Follow

en.wikipedia.org

"I'm so excited to be part of the community ownership of Oakland Roots and Soul. The club represents everything I love about the (East) Bay Area. I believe Oakland Roots and Soul Sports Club has an amazing future ahead."



Alexis Gray-Lawson Follow

"I come from Oakland. Oakland is one of the most incredible places in the world. Theres no other place in world like Oakland. I have such great pride and being from Oakland. Being from Oakland, California, I have a great love for helping people and wanting to better my community and create a future through sports and education for our youth. I'm so excited to become an investor in the Roots and Soul, and can't wait to continue to help continue building and growing this incredible place."



Ruthie Bolton Follow

en.wikipedia.org

"The Oakland Roots and Soul clubs represent the values I've stood for in my life and basketball career, on and off the court - community, purpose and tenacity. The Roots and Soul motivated me to join their movement and be a part of their positive impact not just in the Bay Area, but globally. Be Bold, Be Mighty, Be You, It's Game Time!"



Sway Calloway Follow

en.wikipedia.org

"Oakland is and always will be where my heart is at. I grew up with Oakland sports teams that represented The Town's character and fabric and I am honored to join the ownership of a team that has picked up that torch for all future generations."



Tyson Ross Follow

“Oakland raised me and it's where I started my career. I've played in front of Oakland fans and the way they love their teams is special. I'm proud to join the ownership group of the Oakland Roots and Soul to help build the future of soccer in Oakland.”



Antonio Davis Follow

“I'm proud to join a team that wants to ensure pro sports stays in Oakland" said new Roots and Soul owner Antonio Davis. “Since retiring I have focused my energy on helping to make sure that kids in Oakland have the same opportunities to play that I did. Sports is crucial for kids to have positive opportunities to stay healthy and keep away from trouble. That's what they did for me, and by joining Roots and Soul I want to help bring sport to more young boys and girls in Oakland.”



Gary Payton II Follow

“Oakland has hugely influenced who I am today. Oakland Roots and Soul are redefining the concept of a sports team and consistently including Oakland in their journey. I wanted to be a part of this and support something that is making an impact while changing the game.”



Other investors include Josh Johnson, Libby Schaaf, Dr. Akilah Cadet, Calen Carr, Keak Da Sneak, Marc Spears & 5289 more

Our Team



Lindsay Barenz President

One of the first female Presidents in the USL Championship, an entrepreneur, LGBTQ+ advocate, campaign manager, union organizer and lawyer who worked with the Obama Administration.



Edreece Arghandiwal Cofounder and Chief Marketing Officer

First-generation Afghan-American born in Oakland, raised in the Bay Area. Creative entrepreneur who blends big ideas with social purpose who studied at UC Davis and earned his MBA from Babson College.



Mike Geddes Cofounder and Chief Purpose Officer

The first Chief Purpose Officer in American pro sports, former BBC journalist with 20+ years in pro soccer as a reporter, non-profit executive, founder and CEO in Europe, Africa, and the Americas.



Jordan Ferrell Technical Director

Jordan is from Stockton, CA and played his college soccer in the East Bay. He has coached at the youth, college, and pro levels. As Technical Director, Jordan is responsible for building our youth development programs with purpose at the heart.



Steven Aldrich Chair

Former Chief Product Officer at GoDaddy, board member for multiple public and private companies, entrepreneur and small business champion, and part-time goalkeeper with a MBA from Stanford and BA from the University of North Carolina.



Akilah Cadet Partner + Owner

Lives in and loves Oakland, known for dismantling white supremacy, Author, Producer Founder and CEO of Change Cadet, Forbes Next 1000 Entrepreneur with her work is behind some of the biggest brands you use everyday.

Become an owner of a new kind of sports

team.

OAKLAND FIRST, ALWAYS

We believe a sports team should be deeply rooted in the community it represents.

We started Oakland Roots & Soul Sports Club to show that it's possible to build a successful, professional sports team around a higher purpose; *to harness the magic of Oakland and the power of sports as a force for social good.*

In just a few short years, we established Oakland Roots SC as one of the fastest-growing brands in American sport, dubbed 'coolest team in the USA' by iconic global soccer mag FourFourTwo and our merchandise has been worn by some of the world's most recognizable stars like Marshawn Lynch, Damian Lillard, G-Eazy, and Tom Holland.

Our purpose-driven approach, iconic design, and vibrant game day experience rooted in Oakland culture has created a new generation of diverse, passionate fans who have embraced the team as the future of Oakland sports. We submitted our proposal to build The Town's first dedicated pro soccer stadium and we are ready for the next exciting phase in our growth and we want YOU to be a part of it.

Oakland LOVES pro sports. Oakland DESERVES pro sports. This is our time.



OAKLAND, FOREVER | Oakland Roots SC Joins The USL Ch...
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USL
Championship
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In 2022 we launched 'Oakland Soul', a purpose-driven, women's soccer team competing in the national USL W League. As interest and investment in women's soccer explodes around the world, we're building on the deep, historical passion and talent in the Bay Area together with a commitment to create more opportunities for women and girls to create one of the most exciting products in the women's game.



Women's Soccer Brings the Soul Back to Oakland
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SOCCER
BRINGS
THE SOUL
BACK TO
OAKLAND
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Being purpose-driven means we consider our purpose in everything we do - the people we hire, the values we hold dear, the commercial partnerships we enter into and how we think about our impact in the community.



#EarthDay 2023 with Oakland Roots and East Bay Community Energy
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We're about action, not promises. We have received national and global recognition for our pioneering work in anti-racism and gender equity and are the first US team to join the global 'Common Goal' movement led by some of the world's top soccer stars like Megan Rapinoe, Naomi Girma, and Jürgen Klopp.


Switch the Pitch | Common Goal Launches Coach Curriculum on Anti-...
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COMMON GOAL
SWITCH THE PITCH
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We're also investing in the future. Project 510 is our 'academy team', focused on developing local talent for a career in sports. After winning multiple division titles in our first year, in 2023 we saw a number of prospects sign academy contracts with the club and the first players move overseas to professional teams in the German Bundesliga.

We've come so far...but it's still just the beginning. We're about to enter the most exciting period of growth in our history, and your investment will help us further develop our talent, grow our fanbase and impact our community.


Anthem
OAKLANDISH
OAKLAND ROOTS
BLANCHETTE
20

Timeline: We have come a long way, fam.


2018
OAKLAND ROOTS

The idea is born to create the first, purpose-driven professional sports team in the USA. We form our Community Advisory Board, host our first public 'Town Hall" event, and, following an extensive community engagement process, unveil the Oakland Roots SC crest, which instantly becomes an iconic brand.


2019
OAKLANDISH
MCINERNEY
9

Oakland Roots SC debuts with its first four games in club history, investing hundreds of thousands of dollars to transform a local community college stadium into our first home. Every game is a sell-out, including our first-ever win against Mexico's Club Atlético Zacatepec.


2020

The global pandemic shuts down all sports and public events, but WE DON'T STOP. We double-down on our commitment to the community, becoming the first team in the USA to join the global Common Goal movement and hosting the 'Justice Match,' focused on racial and gender equity. We also play in our first

championship game in history, the NISA Championship final against Detroit City FC.


FourFourTwo
22 WHO'LL RULE 2022
2021

Oakland Roots SC joins the USL Championship, the largest professional soccer league in the USA, and makes the playoffs in our debut season. We launch our academy team, Project 510, focusing on developing the next generation of local talent. We gain global recognition for our work launching the Anti-Racist Project with Common Goal, and break the internet when NFL legend Marshawn Lynch joins the ownership group.


2022

Oakland Roots takes over a training facility abandoned by the Oakland Raiders and turns it into one of the top soccer facilities in California. Our investment in youth pays off - Project 510 wins both the USL League Two and UPSL Division titles. We become founding members of 'Play Proud,' an initiative to create safe soccer spaces for the LGBTQ+ community. Another Oakland icon, rap star G-Eazy, joins the ownership group and. following another extensive community engagement process, we announce the crest for our women's team, 'Oakland Soul.'


2023

Oakland Soul makes its long-awaited debut in front of nearly 6,000 passionate fans and reaches the playoffs in their first season in USL W League. Oakland Roots and Soul Sports Club formally **submit a proposal** to the City of Oakland and County of Alameda to build a 10,000-capacity stadium on the Malibu Lot in East Oakland as the home for men's and women's pro soccer in Oakland. Our investor group grows to 70 people from all walks of life - and prepares to expand even further as we launch our first Community Investment Round.

What's next for the club.

The next decade's plan includes: growing our youth development program for the next generation of male and female talent; elevating Oakland Soul into the fully-professional USL Super League to create equity with the men's program, and; the completion of real estate projects including a training facility, a 10,000+ seat stadium and workforce housing.

The Lead Investor will represent those who invested in the Community Investment Round. An annual survey will be emailed to Investor to get feedback to share with the Board. The Lead Investor will attend a Board meeting at least annually to report Community Investment Round updates and will attend the Board meeting as needed.

You're buying equity in the hope that the value of the team will go up over time. As a professional sports team, it's very, very unlikely that we'll pay out dividends or have excess cash flow to distribute to investors. Why? Because we plan on reinvesting any extra cash into winning on the field, growing the brand, increasing our community impact, and improving the fan experience. Future returns, if any, will come from an increase in the value of the organization.

We believe the club's valuation has significant upside, driven by: the explosive growth of soccer in the United States, boosted by upcoming major events coming to our region like the Copa America (2024), FIFA Club World Cup (2025), FIFA Men's World Cup (2026) and potentially the FIFA Women's World Cup in 2027; the continued growth of the USL in terms of visibility and commercial success; rapid growth of women's soccer at the professional level; team revenue growth through increased ticket sales and sponsorships enabled by a larger gameday venue; the rollout of our player trading model; our brand's proven ability to connect sport and culture, and; the scarcity of quality, professional sports assets.

OAKLAND ROOTS


$62.5M
$79M


AND SOUL SC
VALUATION
$0.8M
$6M
$16M
$28M
$40M
2018
2019
2020 Pre-USL
2020 Post-USL
2021
2022
2023


OAKLAND ROOTS
AND SOUL SC
REVENUE
$0.5M
$0.3M
$2M
$3.8M
2019
2020 (Covid)
2021
2022


OAKLAND ROOTS
AND SOUL SC
ANNOUNCED
ATTENDANCE
20K
10K
44K
79K
82K
2019
2020 (Covid)
2021
2022
2023 (Est.)


OAKLAND ROOTS
AND SOUL SC
SOCIAL FOLLOWERS
12K
36K
53.4K
80K
100K
2019
2020
2021
2022
2023


OAKLAND ROOTS
AND SOUL SC
DATABASE
0
5K
25.3K
50K
60K
2019
2020
2021
2022
2023

Become an owner.

The time is now. Become an owner by finding the right level of investment or perks for you. At the 510 green level and higher you get the official OWNER shirt. Join us on this incredible journey of building a club for Oakland First, Always.

Información en español


OWNER
MY TOWN.
MY TEAM.
$510+